TABLE OF CONTENTS

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PROXY STATEMENT 1

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE PROPOSALS 1

ISSUANCE PROPOSAL—APPROVAL OF THE ISSUANCE OF COMPANY COMMON STOCK
UPON CONVERSION OF THE CONVERTIBLE NOTES 8

ADJOURNMENT PROPOSAL—APPROVAL OF THE ADJOURNMENT OR POSTPONEMENT OF
THE SPECIAL MEETING 12

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 13

OTHER MATTERS 15

PROXY SOLICITATION AND COSTS 15

WHERE YOU CAN FIND MORE INFORMATION 15

INFORMATION INCORPORATED BY REFERENCE 15

AVAILABILITY OF FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS 16

**Important Notice Regarding the Availability of Proxy Materials for the Special
Meeting of Stockholders to be Held on   , 2017**

This Proxy Statement is available, free of charge, at http://www.investorvote.com/HRTG.

Q: What vote is required to approve the Proposals?

A: The Issuance Proposal requires the affirmative vote of a majority of the shares of our common stock voting thereon at a meeting at which a quorum is present. Under applicable NYSE rules, abstentions are counted as present for purposes of determining a quorum and are also counted as shares voted with respect to such proposal, and therefore, if you return your proxy card and "ABSTAIN" from voting, it will have the same effect as a vote against the Issuance Proposal. The Adjournment Proposal requires the affirmative vote of a majority of the shares of our common stock present and entitled to vote at the Special Meeting, whether or not a quorum is present.

Q: How many shares of common stock are issuable upon conversion of the Convertible Notes?

A: Upon conversion of all of the Convertible Notes, the Company would issue approximately _____ shares of common stock, representing approximately _____ % of the total outstanding shares as of the Record Date, assuming (i) the Company elects to settle all conversions entirely in shares of common stock and (ii) such conversions occur at the initial conversion rate of 67.0264 shares of common stock per $1,000 principal amount of Convertible Notes.

Q: What will happen if the Issuance Proposal is not approved?

A: If the Issuance Proposal is not approved prior to the relevant conversion date, the Company will be required to pay to holders in respect of each $1,000 principal amount of Convertible Notes being converted solely an amount in cash as if the Company had elected a "cash settlement".

Unless and until the Issuance Proposal is approved by the Company's stockholders, the conversion option that is part of the Convertible Notes will be accounted for as a derivative liability pursuant to accounting standards relating to derivative instruments and hedging activities (notwithstanding other factors to be evaluated by the Company each reporting period regarding the classification of derivative instruments).

For each financial statement period after issuance of the Convertible Notes, a hedge gain (or loss) will be reported in the Company's income statement to the extent the valuation of the derivative liability changes from the previous period as a result of changes in the market price of the Company's common stock or changes in other valuation inputs and assumptions. For example, if the stock price increases, the value of the option increases and there would be a hedge loss reported in the period. This could result in significant fluctuations in the Company's consolidated statement of comprehensive income (loss) from period to period and have a material adverse effect on the Company's earnings per share. In addition, if the Company is required to settle its obligations in respect of the Convertible Notes solely in cash, the Company's cash flow and liquidity position could be adversely impacted.

Whether the Issuance Proposal is approved at the Special Meeting will have no effect on the acquisition of NBIC Holdings, Inc.

Q: How does the Company's Board of Directors recommend that I vote?

A: Our Board of Directors, after careful consideration, unanimously recommends that our stockholders vote **"FOR"** the approval of the Issuance Proposal and **"FOR"** the Adjournment Proposal.

Q: How will our directors and executive officers vote on the Proposals?

A: Our directors and current executive officers have informed us that, as of the date of this proxy statement, they intend to vote all of their shares of our common stock in favor of the approval of each changes from the previous period as a result of changes in the market price of the Company's common stock or changes in other valuation inputs and assumptions. For example, if the stock price increases, the value of the option increases and there would be a hedge loss reported in the period. This could result in significant fluctuations in the Company's consolidated statement of comprehensive income (loss) from period to period and have a material adverse effect on the Company's earnings per share. In addition, if the Company is required to settle its obligations in respect of the Convertible Notes solely in cash, the Company's cash flow and liquidity position could be adversely impacted.

Whether the Issuance Proposal is approved at the Special Meeting will have no effect on the acquisition of NBIC Holdings, Inc.

Required Vote

The Issuance Proposal requires the affirmative vote of a majority of the shares of our common stock voting thereon at a meeting at which a quorum is present. Under applicable NYSE Rules, abstentions are counted as shares voted with respect to such proposal, and therefore, if you return your proxy card and "ABSTAIN" from voting, it will have the same effect as a vote against the Issuance Proposal.

Recommendation

The Board of Directors unanimously recommends that you vote "FOR" the Issuance Proposal.

Description of the Convertible Notes

The following is a summary of the principal terms of the Convertible Notes.

The Company issued the Convertible Notes under an Indenture (the "Indenture"), dated as of August 16, 2017, by and among the Company, as issuer, Heritage MGA, LLC, as guarantor (the "Guarantor") and Wilmington Trust, National Association, as trustee (the "Trustee").

The Convertible Notes bear interest at a rate of 5.875% per year. Interest accrues from August 16, 2017 and will be payable semi-annually in arrears, on February 1 and August 1 of each year, beginning on February 1, 2018. The Convertible Notes are senior unsecured obligations of the Company that rank senior in right of payment to the Company's future indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to the Company's unsecured indebtedness that is not so subordinated; effectively junior to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness or other liabilities incurred by the Company's subsidiaries other than the Guarantor, which will fully and unconditionally guarantee the Convertible Notes on a senior unsecured basis.

The Convertible Notes will mature on August 1, 2037 (the "Maturity Date"), unless earlier repurchased, redeemed or converted.

Holders may convert their Convertible Notes at any time prior to the close of business on the business day immediately preceding February 1, 2037, other than during the period from, and including, February 1, 2022 to the close of business on the second business day immediately preceding August 5, 2022, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2017, if the closing sale price of the Company's common stock, for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the calendar quarter in which the conversion occurs, is more than 130% of the conversion price of the Convertible

OTHER MATTERS

No business other than that set forth in the attached notice of Special Meeting is expected to come before the Special Meeting. However, should any other matters requiring a vote of stockholders arise, the persons named in the accompanying proxy will vote thereon according to their best judgment in the interest of the Company.

PROXY SOLICITATION AND COSTS

It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by regular employees of the Company, by telephone or by other means of communication at nominal cost. The Company will bear the cost of such solicitation. It will reimburse banks, brokers and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of stock in accordance with the NYSE schedule of charges.

The Company will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional solicitation material that the Company may provide to stockholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. Further, the original solicitation of proxies by mail may be supplemented by solicitation by telephone and other means by directors, executive officers and employees of the Company. No additional compensation will be paid to these individuals for any such services. The Company will also post its proxy materials to its website under "Investors." In addition, the Company has retained Georgeson LLC to act as a proxy solicitor in conjunction with the Special Meeting. The Company has agreed to pay that firm approximately $ plus reasonable out-of-pocket expenses, for proxy solicitation services.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC. Any interested party may inspect information filed by the Company, without charge, at the public reference facilities of the SEC at its principal office at 100 F. Street, N.E., Washington, D.C. 20549. Any interested party may obtain copies of all or any portion of the information filed by the Company at prescribed rates from the Public Reference Section of the SEC at its principal office at 100 F. Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.

The Company's common stock is listed on the NYSE and trades under the symbol "HRTG".

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" into this proxy statement the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this proxy statement shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement. We incorporate by reference the documents listed below:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

- our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017;

- our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2017;

- our Current Reports on Form 8-K filed on March 2, 2017, June 28, 2017, August 9, 2017 (except with respect to Items 2.02 and 7.01), August 16, 2017, August 22, 2017 and September 13, 2017; and

- the description of our capital stock as set forth in our Registration Statement on Form 8-A filed with the SEC on May 20, 2014.

All documents that we file (but not those that we furnish) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the Special Meeting are incorporated by reference in this proxy statement from the date of filing of the documents, unless we specifically provide otherwise. Information that we file with the SEC will automatically update and may replace information previously filed with the SEC.

You may obtain, without charge, a copy of any of the documents incorporated by reference in this proxy statement, other than exhibits to those documents that are not specifically incorporated by reference into those documents, by writing or telephoning us at the following address: Heritage Insurance Holdings, Inc., 2600 McCormick Drive Suite 300, Clearwater, Florida 33759, phone number (727) 727-7200.

Information contained on our website, www.heritagepci.com, is not incorporated by reference in, and does not constitute part of, this proxy statement.

AVAILABILITY OF FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS

Copies of the Annual Report, which also contains the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (not including exhibits and documents incorporated by reference), are available without charge to stockholders upon written request to the Company at Heritage Insurance Holdings, Inc., 2600 McCormick Drive, Suite 300, Clearwater, Florida 33759, Attn: Investor Relations.